Pricing Term Sheet	Filed Pursuant to Rule 433
dated November 11, 2010	Registration Statement File No. 333-170121
Supplementing the Preliminary
Prospectus Supplement
dated November 10, 2010
(to Prospectus dated November 1, 2010)

Ikanos Communications, Inc.

11,143,800 Shares of Common Stock

The information in this pricing term sheet relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated November 10, 2010, including the documents incorporated by reference therein, and the accompanying prospectus dated November 1, 2010, and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer	Ikanos Communications, Inc., a Delaware corporation

NASDAQ Global Market Symbol	IKAN

Title of securities	Common stock, par value $0.001 per share

Common stock offered by us	11,143,800 shares of Common Stock. In addition, the underwriter may purchase an additional 1,671,570 shares from us at the public offering price set forth below, within 30 days of the trade date set forth below. Except as otherwise indicated, all information in this pricing term sheet assumes no exercise by the underwriter of its option to purchase additional shares.

Common stock to be outstanding after this offering	66,437,173 shares, based on the number of shares of common stock outstanding as of October 3, 2010, which excludes, as of that date:

•	7,488,627 shares issuable upon the exercise of stock options outstanding with a weighted average exercise price of $2.36 per share;

•	5,242,741 shares reserved for issuance and available for future grant or sale under our stock plans;

•	1,432,653 shares reserved for issuance under our employee stock purchase plan;

•	One share of common stock reserved for issuance on conversion of one outstanding share of Series A Preferred Stock; and

•	7,800,000 shares of common stock reserved for issuance under outstanding warrants, at an exercise price of $1.75 per share.

Public offering price	$1.05

Net proceeds to us	We estimate that the net proceeds to us from the sale of the 11,143,800 shares of common stock that we are offering will be approximately $10.7 million, or approximately $12.4 million if the underwriter exercises its option to purchase additional shares in full, after deducting the underwriting discount and estimated offering expenses payable by us.

Trade date	November 11, 2010

Settlement date	November 16, 2010

Underwriter	Needham & Company, LLC

Risk Factors	You should read the “Risk Factors” section of the prospectus supplement and in the documents incorporated by reference, including in our Quarterly Report on Form 10-Q for the quarter ended October 3, 2010, for a discussion of factors to consider before deciding to purchase shares of our common stock.

Dilution	Our net tangible book value as of October 3, 2010 was approximately $45.6 million, or $0.83 per share of our common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of our common stock outstanding as of October 3, 2010. After giving effect to the sale by us of the 11,143,800 shares of our common stock offered in this offering, at the public offering price of $1.05 per share and after deducting the estimated underwriting discount and estimated offering expenses we expect to pay, our net tangible book value as of October 3, 2010 would have been $56.3 million, or $0.85 per share of our common stock. This represents an immediate increase in the net tangible book value of $0.02 per share to our existing stockholders and an immediate and substantial dilution in net tangible book value of $0.20 per share to new investors.

If the underwriter exercises its option to purchase additional shares in full, our net tangible book value per share after this offering will increase to $58.0 million, which represents an increase in the net tangible book value of $0.03 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.19 per share to new investors purchasing shares of common stock in this offering.

The foregoing table and discussion is based on 54,936,646 shares of common stock outstanding as of October 3, 2010, and does not take into effect further dilution to new investors that could occur as a result of:

•	7,488,627 shares issuable upon the exercise of stock options outstanding with a weighted average exercise price of $2.36 per share;

•	5,242,741 shares reserved for issuance and available for future grant or sale under our stock plans;

•	1,432,653 shares reserved for issuance under our employee stock purchase plan;

•	One share of common stock reserved for issuance on conversion of one outstanding share of Series A Preferred Stock; and

•	7,800,000 shares of common stock reserved for issuance under outstanding warrants, at an exercise price of $1.75 per share.

We have filed a registration statement (including a preliminary prospectus supplement dated November 10, 2010 and an accompanying prospectus dated November 1, 2010) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus, and the other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Alternatively, a written copy of the preliminary prospectus supplement and accompanying prospectus may be obtained from Needham & Company, LLC at 445 Park Avenue, New York, NY 10022, Attn: Prospectus Department, or by calling (212) 371-8300.

This communication should be read in conjunction with the preliminary prospectus supplement dated November 10, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. THOSE DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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